April 6, 2007

Ms. Kari Jin
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Item 4.02 Form 8-K
Filed on March 23, 2007
File No. 0-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated March 29, 2007, with respect to the Company’s Current Report on Form 8-K filed March 23, 2007. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 8-K filed March 23, 2007

1.              We note that you did not amend your quarterly filings for March 31, June 30 and September 30, 2006, but rather included the restated financial information in your Annual Report on Form 10-K for the year ended December 31, 2006.  Please note that companies that propose to correct material errors without amending all previously filed reports should first contact the staff of the Division of Corporation Finance for approval.

At the Staff’s request, the Company’s counsel contacted Joel Levine of the Commission on April 4, 2007 to discuss the Company’s adjustments to its quarterly financial information. The Company respectfully advises the Staff that Mr. Levine indicated that there is no requirement for a registrant to contact the Staff for approval prior to filing, although many registrants do contact the Staff looking for guidance. He further advised that he is not uncomfortable with the approach taken by the Company in this regard and asked that the Staff contact him should there be any questions.

2.              Please note that the required Form 8-K disclosures must be made within 4 business days of the occurrence of a reportable event (i.e., your requirement to file a Form 8-K began on the date of your decision to restate and not the date the restatement occurred).  Please note for future filings.  We refer you to paragraph B1 of Form 8-K.

The Company respectfully advises the Staff that, as was discussed with Kari Jin in a telephone conversation on April 4, 2007, the Company did not conclude until March 21, 2007 that the financial statements included its Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006 should no longer be relied upon because of errors in such financial statements (the “Reportable Event”). The Current Report on Form 8-K filed by the Company on March 23, 2007 was filed within the required four business day period following the Reportable Event. The Company respectfully acknowledges the Staff’s comment with respect to future filings.

In addition, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5053 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robert J. Brigham

Robert J. Brigham

cc:                                 Robin G. Seim - Omnicell, Inc.
Dan S. Johnston - Omnicell, Inc.
David D. Hickox - Ernst & Young LLP